[Logo of Chicago Board of Trade]

Filed by CBOT Holdings, Inc.

Subject Company – CBOT Holdings, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

File No. 333-72184

The following communication was distributed to CBOT members after-hours on September 23, 2004 and thereafter made available on the CBOT’s Internet site.

September 23, 2004

Dear Fellow Members:

On Monday of this week, the Circuit Court of Cook County granted final approval to the settlement agreement in the Minority Member lawsuit. This ends four years of litigation, settling the allocation of equity shares between member classes. The settlement is in the best interest of all CBOT members and allows us now to move forward with our plans to restructure and maximize the value of our great Exchange.

The settlement agreement provides that our 1,402 full members will receive a total of 77.65% of the equity interests in a restructured CBOT, with the members of all other classes receiving the remaining 22.35%**. The following table shows the number of shares of Class A common stock in a restructured CBOT we currently expect to be received by our members in respect of each current CBOT membership in connection with the restructuring:

Full members—27,338 shares

Associate members—10,000 shares

GIMs—5,000 shares

IDEMs—1,100 shares

COMs—2,500 shares

Our attorneys expect to file with the Securities and Exchange Commission an amendment to the registration statement in the very near future. (Upon filing, the registration statement may be viewed on the SEC’s website at www.sec.gov). That document will, among other things, describe the proposed restructuring and must be reviewed and declared effective by the SEC prior to our distributing the proxy statement and prospectus included in the registration statement to our members. The length of SEC review is not within our control, but we hope to be declared effective by a date that would permit a vote by our members on the restructuring by year-end. Prior to scheduling that vote, we expect to schedule a series of informational meetings to address member questions.

**In addition, the settlement agreement provides for plaintiff class representative compensation of 0.10% of the equity interests in a restructured CBOT, which is to be paid, pro rata, out of the 22.35% otherwise allocable to Associate Members, GIMs, IDEMs and COMs. Thus, we currently expect that the plaintiff class representatives will receive an additional 49,360 shares of Class A common stock in a restructured CBOT to be allocated among such representatives.

The restructuring proposal will consist of five propositions, all of which must be approved in order for the general proposal to pass. Those propositions include: 1) approval of certain legal steps necessary to restructure, 2) approval of changes to the CBOT’s bylaws, 3) approval of the allocation of equity interests contained in the just-approved settlement agreement, 4) ratification of certain agreements with the CBOE relating to the CBOE Exercise Right, and 5) ratification of certain other matters including changes to the corporate governance structure. All members will receive this detailed prospectus; however, in accordance with our existing charter and bylaws, only full and associate members are entitled to vote on the proposal.

I believe that the settlement of this lawsuit allows us to put this divisive issue behind us. I support transforming the CBOT into a for-profit organization, which I believe will provide members with many opportunities that do not exist today. I will keep you updated on any developments respecting our restructuring process. Additionally, please feel free to contact me with any questions.

Sincerely,

/s/ Charles P. Carey

Charles P. Carey

While CBOT Holdings, Inc. (CBOT Holdings) has filed with the SEC a Registration Statement on Form S-4, including a preliminary proxy statement and prospectus, relating to the restructuring of the Board of Trade of The City of Chicago, Inc. (CBOT), it has not yet become effective, which means it is not yet final. CBOT members are urged to read the final Registration Statement on Form S-4, including the final proxy statement and prospectus, relating to the restructuring of the CBOT referred to above, when it is finalized and distributed to CBOT members, as well as other documents which CBOT Holdings or the CBOT has filed or will file with the SEC, because they contain or will contain important information for making an informed investment decision. CBOT members may obtain a free copy of the final prospectus, when it becomes available, and other documents filed by CBOT Holdings or the CBOT at the SEC’s web site at www.sec.gov. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.